Exhibit 99.1

MIX TELEMATICS LIMITED
(Incorporated in the Republic of South Africa)
(Registration number 1995/013858/06)
JSE share code: MIX    ISIN: ZAE000125316
NYSE share code: MIXT
(“MiX Telematics” or the “Company”)

NO CHANGE STATEMENT, PUBLICATION OF ANNUAL REPORT AND POSTING OF NOTICE OF ANNUAL GENERAL MEETING

Shareholders are advised that the annual report for MiX Telematics and the audited annual financial statements for the year ended March 31, 2016 are available with immediate effect on the Company’s website, www.mixtelematics.com, and contains no changes from the preliminary summary consolidated annual financial statements published on 26 May 2016.

The group financial results for the quarter and the year ended March 31, 2016, together with the notice of annual general meeting were dispatched to shareholders today, Tuesday, June 14, 2016.

The Company’s annual general meeting will be held at 11:30 on Wednesday, September 14, 2016 at Matrix Corner, Howick Close, Waterfall Park, Midrand.

The last day to trade in order to be eligible to participate in and vote at the annual general meeting is Tuesday, September 6, 2016 and the record date for voting purposes is Friday, September 9, 2016.

14 June 2016

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